Exhibit 99.3

Wipro Limited

CONSOLIDATED AUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2012

		( in millions, except share and per share data, unless otherwise stated)
			Quarter ended			Year ended
	Particulars		June 30, 2012	March 31, 2012	June 30, 2011	March 31, 2012
1	Income from operations		106,196	98,363	85,384	374,044
	a)	Net Sales/income from operations (net of excise duty)
	b)	Other operating income	—	—	—	—

	Total income from operations (net)		106,196	98,363	85,384	374,044

2	Expenses
	a)	Cost of materials consumed	5,863	7,814	4,494	20,159
	b)	Purchase of stock-in-trade	9,336	6,050	10,997	37,657
	c)	(Increase)/Decrease in inventories of finished stock, work-in-progress and stock in process	(415)	471	(1,219)	118
	d)	Employee compensation	45,028	40,564	35,219	154,066
	e)	Depreciation and amortisation expense	2,704	2,668	2,338	10,129
	f)	Sub contracting/technical fees/third party application	9,046	9,504	6,722	34,210
	g)	Other expenditure	15,912	14,349	11,881	53,692

	Total expense		87,474	81,420	70,432	310,031

3	Profit from operations before other income, finance costs and exceptional items (1-2)		18,722	16,943	14,952	64,013
4	Other Income		2,692	2,441	2,192	8,895
5	Profit from ordinary activities before finance costs and exceptional items (3+4)		21,414	19,384	17,144	72,908
6	Finance Cost		1,367	464	760	3,491
7	Profit from ordinary activities after finance costs but before exceptional items (5-6)		20,047	18,920	16,384	69,417
8	Exceptional items		—	—	—	—
9	Profit from ordinary activities before tax (7+8)		20,047	18,920	16,384	69,417
10	Tax expense		4,046	4,015	3,096	13,763
11	Net profit from ordinary activities after tax (9-10)		16,001	14,905	13,288	55,654
12	Extraordinary items (net of tax expense)		—	—	—	—
13	Net profit for the period (11-12)		16,001	14,905	13,288	55,654
14	Share in earnings of associates		(102)	7	110	333
15	Minority interest		(97)	(103)	(49)	(257)
16	Net profit after taxes, minority interest and share of profit of associates (13+14+15)		15,802	14,809	13,349	55,730
17	Paid up equity share capital (Face value 2 per share)		4,920	4,917	4,911	4,917
18	Reserves excluding revaluation reserves					280,397
19	EARNINGS PER SHARE (EPS)
	Before extraordinary items
	Basic (in )		6.45	6.04	5.47	22.76
	Diluted (in )		6.43	6.03	5.44	22.69
	After extraordinary items
	Basic (in )		6.45	6.04	5.47	22.76
	Diluted (in )		6.43	6.03	5.44	22.69
20	Public shareholding (1)
	Number of shares		490,101,055	488,910,535	468,619,301	488,910,535
	Percentage of holding		19.92%	19.88%	19.08%	19.88%
21	Promoters and promoter group shareholding
	a) Pledged/ Encumbered
	–Number of shares		Nil	Nil	Nil	Nil
	–Percentage of shares (as a % of the total shareholding of promoter and promoter group)		Nil	Nil	Nil	Nil
	–Percentage of shares (as a % of the total share capital of the Company)		Nil	Nil	Nil	Nil
	b) Non-encumbered
	–Number of shares (2)		1,927,880,883	1,927,880,883	1,945,693,763	1,927,880,883
	–Percentage of shares (as a % of the total shareholding of promoter and promoter group)		100%	100%	100%	100%
	–Percentage of shares (as a % of the total share capital of the Company)		78.37%	78.41%	79.23%	78.41%

(1)	Public shareholding as defined under clause 40A of the listing agreement (excludes shares benifically held by promoters and holders of American Depository Receipt
(2)	Includes 206,030,453 (March 31, 2012: 206,030,453 and June 30, 2011: 223,843,333) equity shares on which Promoter does not have beneficiary interest.

Status of redressal of Complaints received for the period April 01, 2012 to June 30, 2012

Sl. No.	Nature of the complaint	Nature	Opening balance 01.04.2012	Complaints received during the quarter	Total	Complaints disposed during the quarter	Unresolved
1	Non-Receipt of Securities	Complaint	—	—	—	—	—
2	Non-Receipt of Annual Reports	Complaint	—	3	3	3	—
3	Correction / Duplicate/ Revalidation of dividend warrants	Request	—	108	108	108	—
4	SEBI/Stock Exchange Complaints	Complaint	—	1	1	1	—
5	Non Receipt of Dividend warrants	Complaint	—	18	18	18	—

	TOTAL		—	130	130	130	—

Note: There are certain pending cases relating to disputes over title to shares in which the company has been made a party. However these cases are not material in nature.

1.	The condensed consolidated interim financial results of the Company for the quarter ended June 30, 2012 have been approved by the directors of the Company at its meeting held on July 24, 2012. The statutory auditors have expressed an unqualified audit opinion.

2.	The above interim financial results have been prepared from the condensed consolidated interim financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

3.	The condensed consolidated interim financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:-

a.	Derivative financial instruments; and

b.	Available-for-sale financial assets.

4.	The condensed consolidated interim financial statements incorporate the financial statements of the Parent Company, entities controlled by the Parent Company (its subsidiaries) and also includes financial results of equity accounted investee. Control is achieved where a company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. All intra-company balances, transactions, income and expenses including unrealized income or expenses are eliminated in full on consolidation.

5.	The total revenue represent the aggregate revenue and includes foreign exchange gains / (losses), net and is net of excise duty amounting to 334, 328 and 256 for the three months ended June 30, 2012, March 31, 2012 and June 30, 2011, respectively and 1,205 for the year ended March 31, 2012.

6.	Derivatives

The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investments in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investments in foreign operations. The counter party in these derivative instruments is a bank and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

			(in Millions)
	As at June 30, 2012		As at March 31, 2012
Designated derivative instruments		$751		$1,081
Sell		£4		£4
		¥1,086		¥1,474
		€83		€17
Net investment hedges in foreign operations
Cross-currency swaps Others		¥24,511		¥24,511
		$262		$262
		€40		€40
Non designated derivative instruments
Sell		$732		$841
		£69		£58
		€43		€44
	AUD	43	AUD	31
Buy		$562		$555
		¥—		¥1,997
Cross currency swaps		¥7,000		¥7,000

7.	The list of subsidiaries is included in the condensed consolidated financial statements of Wipro Limited and subsidiaries for the quarter ended June 30, 2012, which are available on our Company website www.wipro.com

8.	During the current period, the Company has acquired Promax Holding Pty Ltd, Australia and its subsidiaries for a consideration of approximately AUD 35 million. For the purpose of these financial statements, the Company has done a provisional purchase price allocation of the purchase consideration to identifiable assets and liabilities acquired.

9.	Segment Information

The Company is currently organized by segments, which includes ‘IT Services’ (comprising of IT Services and BPO Services), ‘IT Products’, ‘Consumer Care and Lighting’ and ‘Others’.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, Operating Segments. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed. The management believes that return on capital employed is considered appropriate for evaluating the performance of its operating segments. Return on capital employed is calculated as operating income divided by the average of the capital employed at the beginning and at the end of the period. Capital employed includes total assets of the respective segments (except cash and cash equivalents, available for sale investments and inter-corporate deposits amounting to 139,197, 128,037 and 116,735 as of June 30, 2012, March 31, 2012 and June 30, 2011, respectively, which is included under Reconciling items) less all liabilities, excluding loans and borrowings.

Information on reportable segments is as follows:

		Three months ended			Year ended
	Particulars	June 30, 2012	March 31, 2012	June 30, 2011	March 31, 2012
1.	Segment Revenue
	– IT Services	83,143	75,897	64,046	284,313
	– IT Products	9,533	9,370	10,058	38,436

	Total IT Services and Products	92,676	85,267	74,104	322,749
	Consumer Care and Lighting	9,798	9,067	7,545	33,401
	Others	3,887	4,288	3,959	18,565
	Reconciling items	169	69	32	534

	Net Revenues from Operations	106,530	98,691	85,640	375,249

2.	Segment Operating Income
	– IT Services	17,443	15,731	14,067	59,265
	– IT Products	211	438	423	1,787

	Total IT Services and Products	17,654	16,169	14,490	61,052
	Consumer Care and Lighting	1,139	1,134	895	3,956
	Others	97	35	(24)	110
	Reconciling items	(168)	(395)	(409)	(1,105)

	Total Segment Operating Income	18,722	16,943	14,952	64,013
	Finance expense	(1,367)	(464)	(760)	(3,491)
	Finance and other income	2,692	2,441	2,192	8,895
	Share of profits/(losses) of equity accounted investees	(102)	7	110	333

	Profit before tax	19,945	18,927	16,494	69,750
	Income tax expense	(4,046)	(4,015)	(3,096)	(13,763)

	Profit for the period	15,899	14,912	13,398	55,987

3.	Average Capital Employed
	IT Services and Products	157,295	153,708	135,298	139,843
	Consumer Care and Lighting	23,279	22,882	20,870	21,798
	Others	11,736	11,721	7,883	9,398
	Reconciling items	164,620	151,158	140,001	148,110

	Total	356,930	339,469	304,052	319,149

4.	Return on Capital Employed
	IT Services and Products	45%	42%	43%	44%
	Consumer Care and Lighting	20%	20%	17%	18%
	Others	3%	1%	(1)%	1%

	Total	21%	20%	20%	20%

CORPORATE/INFORMATION TECHNOLOGY

The Company has four geographic segments: India, the United States, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	Three months ended			Year ended
	June 30, 2012	March 31, 2012	June 30, 2011	March 31, 2012
India	19,419	19,775	19,194	80,135
United States	43,006	40,309	31,220	148,160
Europe	25,784	23,439	18,858	87,186
Rest of the world	18,321	15,168	16,368	59,768

	106,530	98,691	85,640	375,249

No client individually accounted for more than 10% of the revenues during the three months ended June 30, 2012, March 31, 2012, June 30, 2011 and year ended March 31, 2012.

Notes:

a)	The company has the following reportable segments:

i)	IT Services: The IT Services segment provides IT and IT enabled services to customers. Key service offering includes software application development, application maintenance, research and development services for hardware and software design, data center outsourcing services and business process outsourcing services.

ii)	IT Products: The IT Products segment sells a range of Wipro personal desktop computers, Wipro servers and Wipro notebooks. The Company is also a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

iii)	Consumer Care and Lighting: The Consumer Care and Lighting segment manufactures, distributes and sells personal care products, baby care products, lighting products and hydrogenated cooking oils in the Indian and Asian markets.

iv)	The Others’ segment consists of business segments that do not meet the requirements individually for a reportable segment as defined in IFRS 8.

v)	Corporate activities such as treasury, legal and accounting, which do not qualify as operating segments under IFRS 8, and elimination of inter-segment transactions have been considered as ‘reconciling items’.

b)	Revenues include excise duty of 334, 328 and 256 for the three months ended June 30, 2012, March 31, 2012 and June 30, 2011 respectively and 1,205 for the year ended March 31, 2012. For the purpose of segment reporting, the segment revenues are net of excise duty. Excise duty is reported in reconciling items.

c)	For the purpose of segment reporting, the Company has included the impact of ‘foreign exchange gains / (losses)’, net in revenues (which are reported as a part of operating profit in the statement of income).

d)	For evaluating performance of the individual business segments, stock compensation expense is allocated on the basis of straight line amortization. The incremental impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual business segments is reported in reconciling items.

e)	For evaluating the performance of the individual business segments, amortization of intangibles acquired through business combinations are reported in reconciling items.

f)	For evaluating the performance of the individual business segments, loss on disposal of subsidiaries are reported in reconciling items.

g)	The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. Corporate treasury provides internal financing to the business units offering multi-year payments terms. Accordingly, such receivables are reflected in capital employed in reconciling items. As of June 30, 2012, March 31, 2012 and June 30, 2011, capital employed in reconciling items includes 13,101, 13,562 and 13,544, respectively, of such receivables on extended collection terms. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

h)	Operating income of segments is after recognition of stock compensation expense arising from the grant of options:

Segments	Three months ended			Year ended
	June 30, 2012	March 31, 2012	June 30, 2011	March 31, 2012
IT Services	69	204	306	871
IT Products	5	13	22	62
Consumer Care and Lighting	25	22	26	89
Others	5	4	8	26
Reconciling items	(57)	6	(165)	(99)

Total	47	249	197	949

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

10.	Stand-alone information (Audited)

Particulars	Three months ended			Year ended
	June 30, 2012	March 31, 2012	June 30, 2011	March 31, 2012
Income from Operations	89,326	86,210	72,943	320,536
Profit before Tax	15,355	17,190	14,979	59,186
Profit after Tax	11,580	13,513	12,913	46,851

11.    The Company has granted Nil, Nil and 30,000 options under RSU Options Plan during the three months ended June 30, 2012, March 31, 2012, June 30, 2011, respectively and 40,000 options under RSU Plan during the year ended March 31 2012.

Place: Bangalore. Date: July 24, 2012	By order of the board, for Wipro Ltd. Azim H Premji Chairman	WIPRO LIMITED Regd. Office: Doddakannelli, Sarjapur Road, Bangalore – 560 035. www.wipro.com